As filed with the Securities and Exchange Commission on October 16, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
under
SCHEDULE B
of
THE SECURITIES ACT OF 1933

Export Development Canada
(An agent of Her Majesty in right of Canada)
(Name of Registrant)

GUY SAINT-JACQUES
Deputy Head of Mission to the United States of America
Canadian Embassy
501 Pennsylvania Avenue, N.W.
Washington, D.C. 20001
(Name and address of Authorized Agent of the Registrant in the United States)

It is requested that copies of all notices and communications from the Securities and Exchange Commission be sent to:

Robert W. Mullen, Jr. Milbank, Tweed, Hadley & McCloy LLP 1 Chase Manhattan Plaza New York, New York 10005	Brian Laffin Vice-President and Treasurer Export Development Canada 151 O’Connor Street Ottawa, Ontario, Canada K1A 1K3

Approximate date of commencement of proposed sale to the public:  from time to time after this Registration Statement becomes effective as described herein.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount Being	Offering	Aggregate	Registration
Securities Being Registered	Registered	Price* per Unit	Offering Price**	Fee
Debt Securities	$2,746,659,300	100%	$2,746,659,300	$153,263.59

*	Estimated solely for the purpose of determining the registration fee.

**	Plus such additional principal amount as may be necessary such that, if the debt securities are issued with an original issue discount or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed $2,746,659,300.

Pursuant to Rule 429 under the Securities Act of 1933, the within Prospectus relates to the debt securities covered hereby and to $253,340,700 aggregate principal amount of debt securities covered by Registrant’s Registration Statement No. 333-148248.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 16, 2009

PROSPECTUS

U.S. $3,000,000,000

Debt Securities

Export Development Canada
(An agent of Her Majesty in right of Canada)

Exportation et développement Canada
(Mandataire de Sa Majesté du Chef du Canada)

Export Development Canada intends to offer up to U.S. $3,000,000,000 of its debt securities, or the equivalent in other currencies. The debt securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus. You should read this prospectus and supplements carefully before you invest.

The debt securities will constitute direct unconditional obligations of Export Development Canada and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. The payment of the principal of and interest on the debt securities will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

For each offer and sale of debt securities under this prospectus, we will provide a prospectus supplement, and if applicable, a pricing supplement with the specific terms of each issue.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is          , 2009.

ABOUT THIS PROSPECTUS

This prospectus has been filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings. The total aggregate proceeds of debt securities offered and sold in the United States or in circumstances where registration of the debt securities is required may not exceed U.S. $3,000,000,000 (plus such additional principal amount as may be necessary such that, if the debt securities are issued at an original issue discount, or denominated in a currency other than United States dollars, the aggregate initial offering price will not exceed U.S. $3,000,000,000). This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” below.

References in this prospectus to “U.S. $” are to lawful money of the United States of America.

WHERE YOU CAN FIND MORE INFORMATION

Neither Export Development Canada (“EDC”) nor Canada is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, both EDC and Canada file annual reports and other information with the SEC on a voluntary basis. These reports include certain financial, statistical and other information concerning EDC and Canada. You may read and copy any document EDC or Canada files with the SEC at the SEC’s public reference facility at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information. Information filed by EDC or Canada is also available from the SEC’s Electronic Document Gathering and Retrieval System (http://www.sec.gov), which is commonly known by the acronym EDGAR, as well as from commercial document retrieval services.

The SEC allows EDC to “incorporate by reference” into this prospectus information filed by EDC and Canada with the SEC, which means that EDC can disclose important information to you by referring you to these documents.

This prospectus incorporates by reference the documents listed below:

•	EDC’s most recent Annual Report on Form 18-K filed with the SEC on May 6, 2009, as amended by Amendment No. 1 on Form 18-K/A to EDC’s Form 18-K for the fiscal year ended December 31, 2008 filed with the SEC on September 23, 2009; and

•	Canada’s most recent Annual Report on Form 18-K for the fiscal year ended March 31, 2008 filed with the SEC on December 19, 2008, as amended by: Amendment No. 1 on Form 18-K/A to Canada’s Form 18-K for the fiscal year ended March 31, 2008 filed with the SEC on February 2, 2009; Amendment No. 2 on

Form 18-K/A to Canada’s Form 18-K for the fiscal year ended March 31, 2008 filed with the SEC on June 12, 2009; Amendment No. 3 on Form 18-K/A to Canada’s Form 18-K for the fiscal year ended March 31, 2008 filed with the SEC on September 9, 2009; and Amendment No. 4 on Form 18-K/A to Canada’s Form 18-K for the fiscal year ended March 31, 2008 filed with the SEC on September 11, 2009.

EDC also incorporates by reference all Annual Reports on Form 18-K and any amendments on Form 18-K/A filed with the SEC by EDC or Canada after the date of this prospectus and prior to the termination of the offering of the debt securities offered hereunder. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

EDC undertakes to provide without charge to each person receiving a copy of this prospectus, upon oral or written request of such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents (unless such exhibits are specifically incorporated by reference therein). Requests for such copies should be addressed to Jim McArdle, Senior Vice-President, Legal Services and Secretary, Export Development Canada, 151 O’Connor Street, Ottawa, Ontario, Canada K1A 1K3 (Telephone: (613) 598-3016).

JURISDICTION AND CONSENT TO SERVICE

Neither EDC nor Canada has agreed to waive any immunity from jurisdiction or has appointed an agent in the United States upon which process may be served for any purpose. See “Description of the Debt Securities — Governing Law and Enforceability”.

EXPORT DEVELOPMENT CANADA

History and Purpose

EDC was established on October 1, 1969, by the Export Development Act, a statute of the Parliament of Canada.

EDC is established for the purpose of supporting Canada’s export trade and Canadian capacity to engage in that trade and to respond to international business opportunities by the provision of loans, guarantees, insurance and such other agreements or undertakings necessary or desirable to fulfill such purposes. These services supplement facilities available from private financial institutions so that purchases of Canadian exports may be financed on terms competitive with those offered in international markets, including government-supported export financing programs of other countries. On March 12, 2009, the Government of Canada broadened EDC’s mandate, for a two-year period, to enable EDC to support and develop domestic trade and Canadian capacity to engage in such trade and to respond to domestic business opportunities.

The Head Office of EDC is located at 151 O’Connor Street, Ottawa, Canada K1A 1K3 (Telephone: (613) 598-2500). Regional Offices are in Vancouver, Calgary, Toronto, Montreal, Halifax, Winnipeg, Edmonton, Regina, Quebec City, Moncton, St. John’s, Ottawa, Mississauga, Windsor and London, Ontario. In addition, EDC operates Foreign Representations in São Paulo, Rio de Janeiro, Lima, Santiago, Warsaw, Abu Dhabi, Shanghai, Beijing, New Delhi, Mumbai, Mexico City, Monterrey, Moscow and Singapore.

Status as a Crown Corporation

EDC is an agent of Her Majesty in right of Canada and is a Crown corporation whose shares may be owned only by Canada. Crown corporations are established by the Parliament of Canada for many purposes, including the administering and managing of public services in which business enterprise and public accountability must be combined. EDC is accountable for its affairs to Parliament through the Minister of International Trade.

USE OF PROCEEDS

The net proceeds of the debt securities to which this prospectus relates will be used for general corporate purposes unless otherwise stated in an applicable prospectus supplement.

DESCRIPTION OF THE DEBT SECURITIES

The following is a brief summary of the terms and conditions of the debt securities and the fiscal agency agreement under which the debt securities will be issued. Copies of the forms of debt securities and the form of fiscal agency agreement are or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part. This summary does not purport to be complete and is qualified in its entirety by reference to such exhibits. You should read the form of fiscal agency agreement and the forms of debt securities before making your investment decision.

The debt securities may be issued in one or more series as may be authorized from time to time by EDC. Reference is made to the applicable prospectus supplement for the following terms of debt securities offered thereby: (i) the designation, aggregate principal amount, any limitation on such principal amount and authorized denominations; (ii) the percentage of their principal amount at which such debt securities will be issued; (iii) the maturity date or dates; (iv) the interest rate, if any, which rate may be fixed, variable or floating; (v) the dates and paying agencies when and where interest payments, if any, will be made; (vi) any optional or mandatory redemption terms or repurchase or sinking fund provisions; (vii) whether such debt securities will be in bearer form with interest coupons, if any, or in registered form, or both, and restrictions on the exchange of one form for another, (viii) the currency in which the principal of and interest, if any, on the debt securities will be payable; (ix) any terms for conversions; (x) the exchange or exchanges, if any, on which application for listing of the debt securities may be made; and (xi) other specific provisions.

There will be a fiscal agent or agents for EDC in connection with the debt securities whose duties with respect to any series will be governed by the fiscal agency agreement applicable to such series. EDC may appoint different fiscal agents for different series of debt securities and may vary or terminate the appointment of any fiscal agent from time to time. EDC may maintain deposit accounts and conduct other banking and financial transactions with the fiscal agent. The fiscal agent is the agent of EDC, is not a trustee for the holders of debt securities, and does not have the same responsibilities or duties to act for such holders as would a trustee.

References to principal and interest in respect of the debt securities shall be deemed also to refer to any Additional Amounts which may be payable. See “Payment of Additional Amounts”.

Status

The debt securities will constitute direct unconditional obligations of EDC and as such will carry the full faith and credit of Canada and will constitute direct unconditional obligations of and by Canada. Payments of the principal of and interest, if any, on the debt securities will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada. The obligations of EDC under each debt security will rank equally with all of EDC’s other unsecured and unsubordinated indebtedness and obligations from time to time outstanding.

Payment of Additional Amounts

All payments of, or in respect of, principal of and interest on the debt securities will be made without withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada, or any province or political subdivision thereof, or any authority thereof or agency therein having power to tax, unless such taxes, duties, assessments or charges are required by law or by the administration or interpretation thereof to be withheld or deducted. In that event, unless otherwise provided in an applicable prospectus supplement, EDC (subject to its rights of redemption) will pay to the registered holders of the debt securities such additional amounts (the “Additional Amounts”) as will result (after withholding or deduction of the said taxes, duties, assessments or charges) in the payment to the holders of debt securities of the amounts which would otherwise have been payable in respect of the debt securities in the absence of such taxes, duties, assessments or charges, except that no such Additional Amounts shall be payable with respect to any debt security:

(a) a beneficial owner of which is subject to such taxes, duties, assessment or charges in respect of such debt security by reason of such owner being connected with Canada otherwise than merely by the holding or ownership as a non-resident of Canada of such debt security; or

(b) presented for payment more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such Additional Amounts on the last day of such period of 15 days. For this purpose, the “Relevant Date” in relation to any debt security means whichever is the later of:

(i) the date on which the payment in respect of such debt security becomes due and payable; or

(ii) if the full amount of the moneys payable on such date in respect of such debt security has not been received by the relevant paying agent on or prior to such date, the date on which notice is duly given to the holders of the debt securities that moneys have been so received.

Global Securities

The debt securities may be issued in the form of one or more fully registered global debt securities. The specific terms of the depositary arrangement with respect to any series of debt securities to be issued in the form of a global debt security will be described in the prospectus supplement relating to such series.

Governing Law and Enforceability

The debt securities and the fiscal agency agreement will provide that they are to be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein, except as otherwise specified in the prospectus supplement.

No applicable law requires the consent of any public official or authority for proceedings to be brought in Canada or judgment to be obtained in any such proceedings against EDC or Canada arising out of or relating to obligations under the securities, nor is any immunity from jurisdiction available to EDC or Canada in any such proceedings, irrespective of whether a party to the proceedings or the holder of the security is or is not a resident within or a citizen of Canada. A judgment obtained in an action brought against Her Majesty in right of Canada in the Federal Court of Canada is not capable of being enforced by execution but is payable out of the Consolidated Revenue Fund of Canada. Pursuant to the Currency Act (Canada), a judgment by a court in Canada must be awarded in Canadian currency, and such judgment may be based on a rate of exchange in existence on a day other than the day of payment.

Neither EDC nor Canada has agreed to waive any immunity from jurisdiction or has appointed an agent in New York upon which process may be served for any purpose. In the absence of a waiver of immunity by EDC or Canada, it would be possible to obtain a United States judgment in an action against EDC or Canada, as the case may be, only if a court were to determine that the United States Foreign Sovereign Immunities Act of 1976 precludes the granting of sovereign immunity. However, even if a United States judgment could be obtained in any such action under that Act, it may not be possible to obtain in Canada a judgment based on such a United States judgment. Moreover, execution upon property of EDC or Canada located in the United States to enforce a judgment obtained under that Act may not be possible except under the limited circumstances specified in that Act.

TAX MATTERS

Canadian Federal Income Tax Consequences

The following is a summary of the principal Canadian federal income tax considerations generally applicable as of the date hereof to a beneficial owner of a debt security acquired pursuant to an offering by EDC who at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) deals at arm’s length with, and is not affiliated with, EDC or any prospective purchaser of the debt security, (a “Holder”).

This summary is based upon: (a) the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (b) all specific proposals to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and (c) counsel’s understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted as currently proposed, but no assurance can be given that this will be the case. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or in the administrative or assessing policies and practices of the CRA, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations.

Subject to certain exceptions that are not discussed in this summary, for the purpose of the Tax Act, all amounts not otherwise expressed in Canadian dollars must be converted into Canadian dollars based on the daily noon rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA. Holders who determine or wish to determine amounts for the purposes of the Tax Act in a currency other than the Canadian dollar should consult their own tax advisors in this regard.

This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular Holder and no representation with respect to the consequences to any particular Holder is made. Therefore, each Holder should consult its own tax advisors for advice regarding its particular circumstances.

If the principal Canadian federal income tax considerations applicable to any particular debt security offered by EDC to a prospective purchaser are materially different from those that are described in this summary, such Canadian federal income tax considerations will be summarized in the applicable prospectus supplement or pricing supplement related to the particular debt security.

Residents of Canada

The following summary applies to a Holder who, at all relevant times and for purposes of the Tax Act, is resident or deemed to be resident in Canada and who holds the debt security as capital property (a “Resident Holder”). Generally, a debt security will constitute capital property to a Resident Holder provided that the Resident Holder does not hold the debt security in the course of carrying on a business of buying and selling securities and does not acquire the debt security as part of an adventure in the nature of trade. Certain Resident Holders who might not otherwise be considered to hold their debt securities as capital property may, in certain circumstances, be entitled to have them and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holder treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. This summary does not apply to: (i) a Resident Holder which is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) a Resident Holder who has made a “functional currency” reporting election under section 261 of the Tax Act; or (iii) a Resident Holder, an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Such Resident Holders should consult their own tax advisors.

Interest on a Debt Security

A Resident Holder that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on a debt security that accrued to it to the end of the taxation year or that became receivable or was received by it before the end of the taxation year, except to the extent that such interest was included in computing its income for a preceding taxation year.

Any other Resident Holder, including an individual, will generally be required to include in computing its income for a taxation year any amount received or receivable by the Resident Holder in the taxation year as interest on a debt security, depending upon the method regularly followed by the Resident Holder in computing income, to the extent that such amount was not included in computing the Resident Holder’s income for a preceding taxation year. In addition, if at any time a debt security is, or becomes, an “investment contract” (as defined in the Tax Act) in relation to such Resident Holder, the Resident Holder will be required to include in computing its income for a taxation year any interest that accrues to the Resident Holder on the debt security to the end of any “anniversary date” (as defined in the Tax Act) in that taxation year to the extent such interest was not otherwise included in the Resident Holder’s income for that taxation year or a preceding taxation year.

If a debt security is purchased by a Resident Holder at a discount from its face value, the Resident Holder may be required to include an additional amount (“Discount”) in computing its income, either in one or more taxation years in which the Discount accrues or in a taxation year in which the Discount is received or receivable by the Resident Holder. Resident Holders should consult their own tax advisors in these circumstances as the income tax treatment of the Discount may vary with the facts and circumstances giving rise to the Discount.

Disposition of a Debt Security

On a disposition or deemed disposition of a debt security by a Resident Holder at any time, the Resident Holder will be required to include in computing its income for the taxation year in which the disposition occurs an amount equal to the accrued interest on the debt security to the date of the disposition and that is not payable until after that time, to the extent that such amount was not otherwise included in computing the Resident Holder’s income for that taxation year or a preceding taxation year. Where the amount so included in income exceeds the portion of the total consideration received by the Resident Holder for the debt security that is reasonably allocated to such accrued but unpaid interest, and the debt security has been disposed of for consideration equal to the fair market value of the debt security at the time of disposition, such excess may generally be deducted by the Resident Holder in computing income, subject to the detailed rules contained in the Tax Act in that regard.

In addition, on the disposition or deemed disposition of a debt security, the Resident Holder will realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of the debt security, net of any accrued interest (less any amount deducted by the Resident Holder in accordance with the last sentence of the previous paragraph) and any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the debt security to the Resident Holder. A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains realized by a Resident Holder in a particular taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized by the Resident Holder in any such taxation year, subject to and in accordance with the detailed rules contained in the Tax Act in that regard.

Capital gains realized by individuals (other than certain trusts) may be subject to the alternative minimum tax provisions of the Tax Act.

Additional Refundable Tax

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act) for the taxation year, including interest income and taxable capital gains.

Non-Residents of Canada

The following summary applies to a Holder who, at all relevant times and for purposes of the Tax Act, is neither resident nor deemed to be resident in Canada and who will not use or hold and will not be deemed to use or hold a debt security in, or in the course of, carrying on business in Canada (a “Non-Resident Holder”). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

Interest paid or credited or deemed to be paid or credited by EDC to a Non-Resident Holder on a debt security will be exempt from Canadian non-resident withholding tax unless such interest or deemed interest is “participating debt interest” (as defined in the Tax Act). In general terms, participating debt interest means interest on an obligation (other than a “prescribed obligation”) all or any portion of which is contingent or dependent on the use of or production from property in Canada or that is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable on any class of shares of the capital stock of a corporation. Generally, a prescribed obligation for these purposes is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding which is determined by reference to a change in the purchasing power of money and no amount payable in respect thereof is contingent or dependent upon, or computed by reference to, any of the criteria described in the preceding sentence, other than an amount determined by reference to a change in the purchasing power of money.

If applicable, the normal rate of Canadian non-resident withholding tax is 25% but such rate may be reduced under the terms of an applicable income tax treaty.

Generally, there are no other Canadian federal income taxes that would be payable by a Non-Resident Holder as a result of holding or disposing of a debt security (including for greater certainty, any gain realized by a Non-Resident Holder on a disposition of a debt security).

Certain U.S. Federal Tax Considerations

The following is a summary of certain material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debt securities by U.S. Holders (as defined below), but does not purport to be a complete analysis of all of the potential tax considerations. This summary is based on the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations promulgated or proposed thereunder (“Treasury Regulations”), judicial authority and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. This summary deals only with investors that will hold the debt securities as “capital assets”, and does not address tax considerations applicable to you if you are subject to special tax rules including those applicable to banks, tax-exempt organizations, insurance companies, dealers, traders in securities or other persons who are required or who elect to mark to market, persons that will hold debt securities as a position in a hedging, straddle, conversion or integrated transaction, or persons that have a functional currency other than the United States dollar. This summary discusses the tax considerations applicable to persons who purchase debt securities from the underwriters upon their initial offering and does not discuss the tax considerations applicable to subsequent purchasers of the debt securities. The discussion does not address debt securities issued with original issue discount or other special features or warrants to purchase notes. The prospectus supplement applicable to an issue of debt securities with such special features will address the federal income tax considerations relevant to your investment in such debt securities and the discussion below is subject to any discussion of federal income tax considerations in an applicable pricing supplement. If a partnership holds a debt security, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding a debt security, you should consult your own tax adviser. This summary does not cover any State or local or foreign tax implications of the acquisition, ownership, or disposition of the debt securities.

WE ENCOURAGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

As used herein, the term “U.S. Holder” means the beneficial owner of a debt security that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation (including a publicly traded partnership or other person that is treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have authority to control all of the trust’s substantial decisions (or for certain trusts formed prior to August 20, 1996, if such trust has a valid election in effect under U.S. law to be treated as a U.S. person).

Interest Payments

The term “interest” as used in this section “Certain U.S. Federal Income Tax Considerations” includes any additional amounts required to be paid under the terms of a debt security. Interest on a debt security that you receive or accrue (whether received in U.S. dollars or a currency other than the U.S. dollar (“foreign currency”)) will be taxable to you as ordinary interest income at the time it is accrued or paid, in accordance with your method of accounting for U.S. federal income tax purposes. Interest received or accrued by you on a debt security generally will be income from sources outside the United States for purposes of computing the foreign tax credit limitation. For foreign tax credit limitation purposes, the income will generally be “passive category income” or “general category income”. The rules regarding the availability of foreign tax credits are complex and your ability to credit foreign taxes may be subject to various limitations. You should discuss the foreign tax credit rules with your own tax advisor. If you are a cash basis taxpayer and you receive an interest payment in foreign currency, you will be required to include in income the U.S. dollar value of such payment determined on the date such payment is received, regardless of whether the payment is in fact converted to U.S. dollars at that time.

If you are an accrual basis holder of a debt security denominated in a foreign currency, you will be required to include in income the U.S. dollar value of the amount of interest income that has accrued with respect to an interest payment, determined by translating such income at the average rate of exchange for the relevant interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average rate for the portion of such interest accrual period within the taxable year. The average rate of exchange for an interest accrual period (or portion thereof) is the simple average of the exchange rates for each business day of such period (or such other average that is reasonably derived and consistently applied). You may elect to translate interest income (as well as interest expense) on debt instruments denominated in a foreign currency using the exchange rate on the last day of an interest accrual period (or the last day of the taxable year for the portion of such period within the taxable year). In addition, you may elect to use the exchange rate on the date of receipt (or payment) for such purpose if such date is within five business days of the last date of an interest accrual period. The election must be made in a statement filed with your return, and is applicable to all debt instruments for such year and thereafter unless changed with the consent of the Internal Revenue Service (the “IRS”).

Upon receipt of an interest payment (whether in a foreign currency or U.S. dollars), if you are an accrual basis taxpayer, you will recognize ordinary income or loss with respect to accrued interest income in an amount equal to the difference between the U.S. dollar value of the payment received (determined on the date such payment is received) in respect of such interest accrual period and the U.S. dollar value of the interest income that has accrued during such interest accrual period (as determined in the preceding paragraph). Any such income or loss generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the IRS.

Dispositions

Your tax basis in a debt security generally will be the U.S. dollar value of your purchase price of such debt security on the date of purchase. Upon the sale, exchange or redemption of a debt security, you generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption (or the U.S. dollar value of the amount if it is realized in a foreign currency) and your tax basis in such debt security. Except with respect to gains or losses attributable to changes in exchange rates, as described in the next paragraph, gain or loss so recognized will be capital gain or loss. You should consult your tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain taxpayers who are individuals) or losses (the deductibility of which is subject to limitations).

Gain or loss recognized by you on the sale, exchange or retirement of a debt security that is attributable to changes in the rate of exchange between the U.S. dollar and a foreign currency generally will be treated as ordinary income or loss. Such foreign currency gain or loss is recognized on the sale or retirement of a debt security only to the extent of total gain or loss recognized on the sale or retirement of such debt security.

Gain or loss that you realize on the sale or retirement of a debt security generally will be U.S. source gain or loss.

Transactions in Foreign Currency

Foreign currency received as a payment of interest on, or on the sale or retirement of, a debt security will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time payment is received in consideration of such sale or retirement. The amount of gain or loss recognized on a sale or other disposition of such foreign currency will be equal to the difference between (i) the amount of U.S. dollars, or the fair market value in U.S. dollars of the other currency or property received in such sale or other disposition, and (ii) the tax basis of the recipient in such foreign currency and will be ordinary gain or loss.

Backup Withholding and Information Reporting

In general, payments of interest on, and the proceeds of a sale, redemption or other disposition of, a debt security, payable to you by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to you as required under applicable regulations. Backup withholding will apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your U.S. federal income tax return. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. You should consult your tax adviser as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding may be refunded or allowed as a credit against your U.S. federal income tax liabilities if the required information is furnished to the IRS.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO YOU. THE DISCUSSION ALSO DOES NOT ADDRESS FEDERAL INCOME TAX CONSIDERATIONS RELEVANT TO INVESTING IN DEBT SECURITIES ISSUED WITH ORIGINAL ISSUE DISCOUNT OR OTHER SPECIAL FEATURES AND IS SUBJECT TO ANY DISCUSSION OF FEDERAL INCOME TAX CONSIDERATIONS IN A PROSPECTUS SUPPLEMENT APPLICABLE TO AN ISSUE OF DEBT SECURITIES WITH SUCH SPECIAL FEATURES. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE DEBT SECURITIES.

PLAN OF DISTRIBUTION

EDC may sell the debt securities to which this prospectus relates in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to the debt securities will set forth the terms of the offering of the debt securities, including the name or names of any underwriters or agents, the purchase price of the debt securities and the net proceeds to EDC from such sale, any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the debt securities may be listed.

If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

The debt securities may be sold directly by EDC or through agents designated by EDC from time to time. Any agent involved in the offer or sale of the debt securities will be named, and any commissions payable by EDC to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment and will not be acquiring such debt securities for its own account.

Agents and underwriters may be entitled under agreements entered into with EDC to indemnification by EDC against certain civil liabilities, including liabilities under the United States Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for EDC in the ordinary course of business.

AUTHORIZED AGENT

The name and address of the authorized agent of EDC in the United States is Guy Saint-Jacques, Deputy Head of Mission to the United States of America, Canadian Embassy, 501 Pennsylvania Avenue, N.W., Washington, D.C. 20001.

PUBLIC OFFICIAL DOCUMENTS

Information included or incorporated by reference herein, which is designated as being taken from a publication of Canada, or an agency or instrumentality thereof, is included or incorporated herein on the authority of such publication as a public official document.

PART II

(That required by Items (11), (13) and (14) and a part of that required by Item (3) of Schedule B of the Securities Act of 1933)

I. All of the funded and floating debt of Export Development Canada and Canada is unsecured, hence there is no provision for substitution of security with regard thereto.

II. An itemized statement showing expenses of Export Development Canada in connection with the sale of a particular issue of the debt securities will be provided in a post-effective amendment to this Registration Statement or in a report on Form 18-K or Form 18-K/A which will be incorporated by reference in this Registration Statement.

III. Export Development Canada hereby agrees to furnish a copy of the opinion of Senior Legal Counsel for Export Development Canada in respect of the legality of the debt securities.

CONTENTS

This Registration Statement comprises:

(1) The facing sheet.

(2) The Prospectus.

(3) Part II, consisting of pages R-l to R-5.

(4) The following exhibits:

99.1	—	Form of Fiscal Agency Agreement (incorporated herein by reference from Exhibit 99.6 to the Registrant’s Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2008 as filed with the Commission on September 23, 2009).
99.2	—	Form of Underwriting Agreement (incorporated herein by reference from Exhibit 99.7 to the Registrant’s Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2008 as filed with the Commission on September 23, 2009).
99.3	—	Consent of Clyde M. MacLellan, CA, Assistant Auditor General for the Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report on Export Development Canada’s financial statements.
99.4	—	Consent of Sheila Fraser, FCA, Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report on the Government of Canada’s financial statements.

The consent of Senior Legal Counsel to EDC will be included in such counsel’s opinion to be filed in accordance with the undertaking set forth in paragraph III on page R-1.

Any exhibit required to be filed which is not filed herewith will be filed with a post-effective amendment hereto or as an exhibit to a document incorporated by reference herein.

UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by paragraphs (i), (ii) and (iii) above if the information required to be included in a post-effective amendment is contained in any report filed or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or of amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii) In an offering made in a manner substantially similar to that specified by Rule 415(a)(1)(x), as contemplated by Releases No. 33-6240 and 33-6424 under the Securities Act of 1933, each prospectus filed by a Registrant pursuant to Rule 424(b)(2) or 424(b)(5) as part of a registration statement for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus (as provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is a part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date).

(5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURE OF REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, Export Development Canada, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ottawa, Province of Ontario, Canada, on the 16th day of October, 2009.

Export Development Canada

By:	/s/ Brian Laffin
Brian Laffin
Vice-President and Treasurer

SIGNATURE OF AUTHORIZED AGENT

Pursuant to the Securities Act of 1933, as amended, appearing below is the signature of the duly Authorized Agent in the United States of the issuer.

Export Development Canada

By:	/s/ Guy Saint-Jacques
Guy Saint-Jacques
Authorized Agent
Washington, D.C.

October 16, 2009

EXHIBIT INDEX

99.1	—	Form of Fiscal Agency Agreement (incorporated herein by reference from Exhibit 99.6 to the Registrant’s Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2008 as filed with the Commission on September 23, 2009).
99.2	—	Form of Underwriting Agreement (incorporated herein by reference from Exhibit 99.7 to the Registrant’s Amendment No. 1 on Form 18-K/A to its Annual Report for the fiscal year ended December 31, 2008 as filed with the Commission on September 23, 2009).
99.3	—	Consent of Clyde M. MacLellan, CA, Assistant Auditor General for the Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report on Export Development Canada’s financial statements.
99.4	—	Consent of Sheila Fraser, FCA, Auditor General of Canada relating to the incorporation by reference of the Auditor General of Canada’s audit report on the Government of Canada’s financial statements.